UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DST SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
233326107
(CUSIP Number)
George L. Argyros
c/o Arnel Development Company
949 South Coast Drive, Suite 600
Costa Mesa, California 92626
Tel. No.: (714) 481-5000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
with a copy to:
Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	233326107

1	NAMES OF REPORTING PERSONS George L. Argyros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		9,706,785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,706,785

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,706,785

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based upon shares of common stock outstanding on April 30, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed on May 7, 2010.

CUSIP No.	233326107
Item 1. Security and Issuer
This Amendment No. 2 amends and restates the Amendment No. 1 to Statement on Schedule 13D filed by George L. Argyros (the “Reporting Person”) with the Securities and Exchange Commission on March 18, 2004 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.
This Amendment No. 2 is being made primarily to reflect the transfer of shares for estate planning and charitable purposes as well as to update the Reporting Person’s ownership interests.
Item 2. Identity and Background
(a)	This Schedule 13D is filed on behalf of the Reporting Person.

(b)	The business address of the Reporting Person is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c)	The Reporting Person’s present principal occupation is Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
All of the Common Stock beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person either:
•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;

•	as annual grants of Common Stock from the Issuer in consideration of the Reporting Person’s prior service on the Issuer’s board of directors;

•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

•	in open market purchases using personal funds.
Item 4. Purpose of Transaction
Each of the Reporting Person and affiliated entities of the Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.
Other than as described in the preceding paragraph, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	233326107
Item 5. Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 9,706,785 shares of Common Stock of the Issuer, which represent approximately 20.7% of the outstanding shares of Common Stock of the Issuer (based on the 46,714,621 shares of Common Stock outstanding on April 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010). Of the 9,706,785 shares beneficially owned by the Reporting Person, (i) 28,125 shares are held by The Argyros Children’s Trust II for benefit of certain immediate family members of the Reporting Person, (ii) 672,002 shares are held by the The Argyros Family Foundation, of which the Reporting Person is the Chairman, (iii) 4,295,500 shares are held by HBI Financial, Inc., of which The Argyros Family Trust is the sole shareholder, (iv) 1,686 shares are held by GLA Financial Corporation, of which The Argyros Family Trust is the sole shareholder, (v) 900 shares are held by The Leon & Olga Argyros 1986 Trust, of which the Reporting Person is the trustee, (vi) 215 shares are held by The George T. Poulos Trust, of which the Reporting Person is the trustee and (vii) 4,708,357 shares are held by The Argyros Family Trust, of which the Reporting Person is the trustee. The Reporting Person has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation. The Reporting Person disclaims beneficial ownership of the shares held by The Argyros Children’s Trust II, The Argyros Family Foundation, The Leon & Olga Argyros 1986 Trust and The George T. Poulos Trust.
(b) Number of shares as to which reporting person has:
1.	Sole power to vote or direct vote: 9,706,785

2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 9,706,785

4.	Shared power to dispose or direct the disposition: -0-
(c) On May 11, 2010, the Reporting Person was granted 3,196 shares of Common Stock under the Issuer’s 2005 Non-Employee Directors’ Award Plan in connection with his service on the Issuer’s Board of Directors.
(d) All of the shares beneficially owned by the Reporting Person are owned directly by various family trusts in which the Reporting Person is the trustee or corporations in which The Argyros Family Trust is the sole shareholder. In each case, the Reporting Person has the power to vote and dispose of the shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to be Filed as Exhibits
None.

CUSIP No.	233326107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2010	/s/ George L. Argyros
George L. Argyros